Mail Stop 3561

April 1, 2009

John Birchard
President
America's Driving Ranges, Inc.
78-365 Highway 111, #287
La Quinta, CA 92253

Re: America's Driving Ranges, Inc.
Amendment No. 4 to the Registration Statement on Form S-1
Filed March 19, 2009
File No. 333-154912

Dear Mr. Birchard:

We have reviewed your response to our letter dated March 16, 2009 and have the following additional comments. Please note that all page references below correspond to the clean version of your filing provided by counsel.

General

1. We note your response to our prior comment 2. Please revise at pages 5 and 18 to reflect the net loss of $20,054 at December 31, 2008.

Prospectus Summary, page 3

2. Please revise this section to indicate that you must raise $100,000 in the next 12 months or else you may temporarily or permanently cease operations. We note your risk factor discussion on page 6 and on page 23.

The Offering, page 3

3. Please revise to indicate the amount of proceeds you intend to raise from this offering.

Risk Factors, page 5

Current economic conditions will have a negative impact on operations. . . , page 9

4. We note that you have combined these two risk factors in your latest amendment. Please present the risks related to current economic conditions and risks related to

lack of construction experience as separate risk factors. In this regard, expand your discussion in each of these risk factors in order to give investors a better sense of how these risks could potentially affect your company as you commence operations. As noted in our prior comment, while each risk factor should be brief, it will likely require more than one sentence to adequately highlight each risk and place each risk in the context of your specific circumstances.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3313 with questions regarding comments on the non-financial statement disclosure and related matters.

Sincerely,

Rolaine S. Bancroft
Special Counsel

cc: Via Facsimile (760) 341-3635
        Henry C. Casden